BUCHANAN INGERSOLL & ROONEY PC

One Oxford Centre
301 Grant Street, 20th Floor
Warren J. Archer	Pittsburgh, Pennsylvania 15219-1410
412 392 2145
warren.archer@bipc.com	T 412 392 2000
F 412 392 2128

www.buchananingersoll.com

January 31, 2007

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Gray Peaks, Inc.
Form 10-KSB for the year ended December 31, 2005
Forms 10-QSB for the quarters ended March 31, June 30 and
September 30, 2006
Filed 3/31/06
File No. 333-118255

Dear Mr. Gordon:

This is a supplement to my letter to you dated December 29, 2006 which responded to your letter (the “Letter”) of December 14, 2006 to Bernard Asher, President, Chief Financial Officer and Treasurer of Gray Peaks, Inc. (the “Company”). Our firm represents the Company.

In response to the Staff’s request and on behalf of and for the Company, the Company acknowledges that:

— the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the Letter;

— staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

— the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss this matter further, please feel free to contact the undersigned.

Very truly yours,

/s/ Warren J. Archer

Warren J. Archer. Esq.